Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and Company Secretariat Services; Specialising in Company Secretary Services for Foreign Companies Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA

03045438

12 December 2003

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

SUPPL

Please find enclosed copy a cautionary announcement put out today.

Yours faithfully

Simon Kennedy

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

DEC 22 2003

dlw 1/7

M:\Data\Clients\Impala\Impala 2003\General\SEC 121203.doc

Company Number 3124759
Registered England
Registered office as above